UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 24, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2020

INDEX

01.ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020

02.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

03.INDEPENDENT AUDITORS´LIMITED REVIEW REPORT

Information required under sect. No. 1 of Chapter III – Title IV of the National Securities Commission Standards:

Exhibit A. Property, Plant and Equipment	Note 13 (interim consolidated financial statements)
Exhibit B. Intangible Assets	Not applicable.
Exhibit C. Investment in other companies	Note 10 (interim consolidated financial statements)
Exhibit D. Other Investments	Note 9.m (interim consolidated financial statements)
Exhibit E. Allowances	Note 9.b (interim consolidated financial statements)
Exhibit F. Cost of Sales	Note 9.i (interim consolidated financial statements)
Exhibit G. Assets and Liabilities in foreign currency	Note 18 (interim consolidated financial statements)
Exhibit H. Information required under section 64, subsection i. B) of Law N 19,550 (Expenses Exhibit)	Note 9.j (interim consolidated financial statements)

TRANSPORTADORA DE GAS DEL SUR S.A.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of June 30, 2020 and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The condensed interim consolidated financial statements of the Company for the six-month periods ended June 30, 2020, 2019 and 2018 have been subject to a limited review performed jointly by Price Waterhouse & Co. S.R.L. ("Price") and Pistrelli, Henry Martin and Asociados S.R.L.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 28, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2019.

(0) Not covered by Auditor’s Report on Review of Interim Financial Information, except for items 4, 5, 6 and 8.

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1.Results of operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2020 (“1S2020”) and June 30, 2019 (“1S2019”):

Activities of the Company in 1S2020 and 1S2019

Revenues

Revenues for 1S2020 decreased by Ps. 5,399 million from the same period last year. This decrease is mainly due to the decrease in revenues of the Liquids Production and Commercialization business segment.

Natural Gas Transportation

During 1S2020 revenues from the Natural Gas Transportation business segment accounted for 45% of TGS’ total net revenues (46% for 1S2019). 78% of the total revenues corresponded to firm contracted capacity services (83% for 1S2019).

Revenues from the Natural Gas Transportation segment during 1S2020 reached Ps. 10,684 million (Ps. 13,289 million in 1S2019). The decrease of Ps. 2,605 million is mainly due to the fact that the tariff rate increase granted by ENARGAS in April 2019 failed to offset the evolution of inflation for the period between 1S2019 and 1S2020. This effect was partially offset by higher natural gas deliveries under interruptible and exchange and displacement contracts.

Liquids Production and Commercialization

During 1S2020, the Liquids Production and Commercialization business segment represented 46% of TGS´ total revenues (49% for 1S2019).

Revenues derived from the Liquid Production and Commercialization segment amounted to Ps. 10,970 million in 1S2020 (Ps 3,306 million lower than those recorded in 1S2019). The main causes of this decrease were the fall in prices and the lower short tons of ethane sold and butane for export. These effects were partially offset by the effect of the increase in the exchange rate on revenues denominated in US dollars and the short tons of propane and natural gasoline dispatched for export.

Total volumes dispatched, in total terms, remained almost unchanged, showing a drop of 713 short tons compared to 1S2019.

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The lower deliveries of ethane and exports of butane were partially offset by the higher exports of propane and natural gasoline and the higher contribution of butane to the local market.

The agreement regarding the commercialization of natural gasoline was successfully renewed. This agreement with Petrobras Global Trading B.V. will be extended for the period February 1, 2020 to January 31, 2021, and allows the Company to obtain improvements in the price.

Other Services

Revenues derived from the Other Services segment increased Ps. 512 million in 1S2020 compared to the same period of 2019. This increase is due to higher revenues corresponding to transportation and conditioning services for natural gas in Vaca Muerta and the effect of the increase in the exchange rate on revenues denominated in US dollars. These effects were partially offset by lower construction services of the joint venture for the construction of a natural gas pipeline in the Province of Santa Fe ("UT SACDE - TGS") and natural gas compression and treatment services rendered.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to 1S2020 decreased by Ps. 2,204 million, 14% compared to 1S2019. This variation is mainly due to the decrease in: (i) the cost of the natural gas processed in Cerri Complex (decrease in the price and quantities of natural gas purchased as Replacement of the Thermal Plant Reduction ("RTP"), (ii) in turnover tax and tax on exports and (iii) in labor costs. These effects were partially offset mainly by higher depreciations (due to the start-up of assets related to the provision of services in Vaca Muerta) and higher provisions for doubtful accounts.

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the mentioned price is below US$ 45 the rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% rate will be paid, which will be variable if the price is between US$ 45 and US$ 60. Since this decree came into effect on May 19, 2020, the applicable export tax rate has been 0%.

The following table shows the main components of operating costs, administrative and commercialization expenses and comparisons for 1S2020 and 1S2019:

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Other operating results

The other operating results recorded a positive variation of Ps. 172 million mainly as a result of the recognition of the collections received for insurance recovery and lower charges for provision for contingencies.

Net financial results

In 1S2020, the financial results showed a negative variation of Ps. 3,132 million with respect to 1S2019. The breakdown of net financial results is as follows:

This negative variation is mainly due to the higher foreign exchange loss resulting from the increase in the net liability position denominated in US dollars and the variation in the exchange rate.

The nominal exchange rate had a variation of Ps. 10.57 for each US dollar (18%) during 1S2020, as opposed to Ps. 4.76 for each US dollar (13%) during 1S2019.

Likewise, during 1S2020, lower interest incomes generated by assets and fair value gains on financial instruments were recorded mainly to the decrease of Argentine peso investment yields. In addition, during the 1S2020 a decrease in the capitalization of financial costs according to IFRS was recorded.

These effects were partially offset by the higher gain on monetary position due to the increase in the net monetary liability position, the higher result recorded from derivative financial instruments and the result from the acquisition of our own Notes.

2.Liquidity

The Company’s primary sources and application of funds during 1S2020 and 1S2019 are shown in the table below:

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During 1S2020, the net variation in cash and cash equivalents suffered a negative variation of Ps. 24,474 million.

This variation was contributed by the increase in cash flows used in investment activities of Ps. 11,957 million, mainly driven by the decrease in cash flows by the acquisition of financial assets not considered cash and cash equivalents and the payment for capital expenditures, after the conclusion of construction of the midstream business at Vaca Muerta, and the measures adopted to reduce the impact of COVID-19.

Regarding the net cash flow applied to financing activities, it reduced by Ps. 8,059 million as a consequence of the dividend payment made in 1S2019. This effect was partially offset by the increase in: (i) the payments made for the acquisition of treasury shares, (ii) the cancellation of financial debts and (iii) the acquisition of Notes.

On the other hand, the net cash flow provided by the operating activities showed an increase of Ps. 4,458 million, mainly derived from lower income tax payments, higher collections received from derivative financial instruments and improvements in the working capital.

3.Second quarter 2020 (“2Q2020”) vs Second quarter 2019 (“2Q2019”)

The following table presents a summary of the consolidated results of operations for 2Q2020 and 2Q2019:

During 2Q2020, total income amounted to Ps. 1,741 million, compared to Ps. 5,798 million for 2Q2019.

Total revenues decreased Ps. 3,753 million in 2Q2020 compared to 2Q2019.

Revenues from the Natural Gas Transportation segment in 2Q2020 decreased by Ps. 2,058 million, compared to 2Q2019. The negative variation was due to the lack of tariff increase of the applicable tariffs (the last increase was on April 1, 2019) and the negative effect that the variation in the Consumer Price Index had on inflation-adjusted revenues.

5

Liquids revenues decreased by Ps. 1,904 million in 2Q2020, mainly as a result of the negative price variation and lower volumes of ethane shipped. These effects were partially offset by an increase in foreign exchange rate effect on U.S. dollar-denominated revenues and higher export volumes.

Total volumes dispatched increased by 7%, or 18,642 short tons, resulting mainly from higher short tons of propane exported and the lower ethane sold in the local market in 2Q2020. The breakdown of volumes dispatched by market and product and revenues by market is included below:

The Other Services segment reported an increase of Ps. 209 million, mainly explained by higher natural gas transportation and conditioning services in Vaca Muerta and the increase in the foreign exchange rate on U.S. dollar-denominated revenues. These effects were partially offset by lower natural gas pipeline construction services provided through the TGS - SACDE joint venture and operation and maintenance services provided for natural gas pipelines and compression plants.

Cost of sales and administrative and commercialization expenses for 2Q2020 amounted to Ps. 6,243 million (compared to Ps. 7,683 million in 2Q2019), representing a decrease of Ps. 1,442 million. This variation is mainly due to the decline in: (i) natural gas costs processed at the Cerri Complex, (ii) turnover tax and export taxes, (iii) labor costs and (iv) repair and maintenance expenses of property, plant and equipment. These effects were partially offset by increases in depreciations and in fees and services to third parties.

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 2Q2020 and 2Q2019:

Other negative operating results in 2Q2020 recorded a positive variation of Ps. 59 million.

In 2Q2019, financial results were negative by Ps. 3,764 million compared to 2019. This negative variation is mainly due to: (i) the effect of the foreign exchange rate after the appreciation of the Argentine peso in 2Q2019 as opposed to the depreciation of 2Q2020, (ii) the gain on monetary position and (iii) the negative result recorded by derivative financial instruments.

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4.Consolidated Financial Position Summary

Summary of the consolidated financial position information as of June 30, 2020, December 31, 2019 and 2018:

5.Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the 1S2020, 1S2019 and 1S2018:

6.Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for 1S2020, 1S2019 and 1S2018:

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7.Statistical Data (Physical units)

8.Comparative Ratios

9.TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine pesos per share)

	2020	2019	2018	2017	2016
January	104.30	125.85	90.05	32.40	17.00
February	93.15	114.50	83.50	36.80	21.00
March	72.15	114.10	81.75	43.90	17.30
April	101.80	90.40	78.05	46.30	18.00
May	121.50	116.35	84.30	53.30	18.00
June	114.10	124.50	69.15	56.40	19.90
July	144.95	137.20	90.95	54.00	19.55
August		94.45	98.40	61.30	18.25
September		107.10	120.05	72.00	20.80
October		121.00	103.95	76.00	22.40
November		91.70	117.00	73.85	25.60
December		108.65	111.00	83.00	29.60

10.Outlook

The outbreak and spread of the virus called "Coronavirus" (or "Covid-19") has determined that the current global and macroeconomic context poses a scenario of important challenges in which we will have to develop our businesses. Given the magnitude of the spread of the virus, in March 2020, several governments around the world implemented drastic measures to contain the spread, including, among others, the closure of borders and the prohibition of travel to and from certain parts of the world for a period of time and finally the compulsory isolation of the population along with the cessation of non-essential commercial activities.

This brought about relevant consequences, including a significant economic contraction whose impact and scope are still unknown. While a gradual process of deconfinement has begun in the European continent since May 2020, as have several countries in Asia and Oceania, the

8

main focus of the pandemic is now in the American continent, where the level of contagion continues to grow steadily.

In Argentina, we are currently in a situation of social, preventive and compulsory isolation, established since March 20, 2020 by Presidential Decree No. 297/2020. Although with certain flexibilities, this measure is currently extended until August 16.

By this reason, at TGS we have complied with all the measures issued by the National Health Authority. Despite the isolation measures and the severe restrictions to movement, we maintain our operations because they are considered essential, preserving the health of all our collaborators. The impact of the COVID-19 brought about a greater deterioration in the main social and macroeconomic variables of Argentina, which led the National Government to adopt a series of measures to meet the needs of the most vulnerable sectors and those with the greatest impact.

The deterioration in the collections of the Natural Gas Transportation segment, the abrupt drop in the international prices of Liquids mentioned above, and the fragility of the energy sector in Argentina mean that we must adopt a series of measures aimed at generating efficient management of the resources.

Firstly, it is important to remember that at TGS we provide an essential service to the country that cannot be interrupted, whose equipment and facilities require the assistance of our maintenance teams, in compliance with protocols regarding transportation and works at the facilities. During the winter, demand will grow and the transportation system will become extremely rigid, and thus, we must prepare ourselves to maintain the reliability of our system.

In this framework, we will be attentive to the talks with the national authorities in order to comply with the provisions of the Solidarity Law regarding the concretion of the new RTI process that allows us to receive tariff increases according to the quality of the service we provide. This will imply that we must develop a constructive dialogue with each of the valid interlocutors.

In the Liquids Production and Commercialization segment, the lack of agreement by the member countries of the Organization of Petroleum Exporting Countries ("OPEC") and the non-OPEC producers ("OPEC+") regarding the levels of oil production generated an unusual volatility and uncertainty in the energy market that together with the impact of COVID-19 caused an abrupt fall in the price of the Liquids that we commercialize and caused a framework of uncertainty in the energy development of Argentina as it was previously stated. In this sense, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In the Other Services segment, we have to face an even more challenging framework, once the works for the collector natural gas pipeline and conditioning plant in Vaca Muerta are concluded, we will have to continue developing profitable businesses in a context that, as given, will not be favorable.

In financial terms, and given the aforementioned facts, we have made the necessary budgetary adjustments in order to preserve our financial position, make a prudent allocation of our resources, and mitigate the negative impact that the main macroeconomic variables have on our businesses and the delays in granting the tariff increases that affect our financial situation.

The impact of COVID-19 on financial markets has negatively affected the cost of loans, hedging activities and access to capital markets in general, which could limit our ability to obtain coverage or financing in a timely manner and in acceptable terms. Furthermore, the fragile economic environment in Argentina was intensified by the slowdown in economic activity caused by COVID-19 and other internal factors that may lead to an increase in the bad debt rates of our clients and their counterparts. Given our current lack of access to financial markets, we believe that we will have to rely solely on the cash flows generated by our operations to meet our working capital, debt service, and capital expenditures requirements for the foreseeable future.

9

As regards their daily operations, TGS will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, August 7, 2020

Horacio Turri

Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(Stated in thousands of pesos as described in Note 3

Notes	06/30/2020	12/31/2019
ASSETS			
Non-current assets			
Property, plant and equipment	13	85,657,378	84,733,715
Investments in associates	10	102,824	89,402
Other financial assets at amortized cost	9.m.	16,644	6,141
Deferred tax assets	15	16,772	17,730
Other receivables	9.a.	11,818	10,234
Total non-current assets		**85,805,436**	**84,857,222**
Current assets			
Other receivables	9.a.	2,278,795	3,293,841
Inventories		571,264	349,652
Trade receivables	9.b.	5,590,470	7,357,821
Contract assets		73,429	201,477
Derivative financial instruments		-	311,445
Other financial assets at amortized cost	9.m.	4,631,473	1,186,524
Cash and cash equivalents	9.c.	11,053,893	11,098,746
Total current assets		**24,199,324**	**23,799,506**
Total assets		**110,004,760**	**108,656,728**
EQUITY			
Common stock		31,243,574	32,221,344
Treasury shares		1,393,849	416,079
Cost of acquisition of treasury shares		(2,588,352)	(830,558)
Additional paid-up capital		(899,829)	(899,829)
Legal reserve		2,912,664	2,184,975
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		20,830,059	6,081,877
Accumulated retained earnings		5,342,777	15,475,871
Non-controlling interests		26	33
Total equity		**58,234,768**	**54,649,792**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	5,735,959	5,430,618
Contract liabilities	9.d.	3,562,655	3,326,516
Loans	14	36,102,518	36,211,646
Total non-current liabilities		**45,401,132**	**44,968,780**
Current liabilities			
Provisions	16	705,484	669,568
Contract liabilities	9.d.	267,043	249,817
Other payables	9.e.	315,426	326,942
Taxes payables	9.f.	294,746	401,414
Income tax payable		1,049,866	20,832
Payroll and social security taxes payable	9.n.	576,005	737,002
Loans	14	770,586	1,957,257
Trade payables	9.g.	2,389,704	4,675,324
Total current liabilities		**6,368,860**	**9,038,156**
Total liabilities		**51,769,992**	**54,006,936**
Total equity and liabilities		**110,004,760**	**108,656,728**

The accompanying notes are an integral part of these consolidated financial statements.

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2020	2019
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the period	5,342,784	9,550,717
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	2,484,111	2,013,721
Derivative financial instrument results	(262,789)	13,632
Disposal of property, plant and equipment	3,777	119,241
Share of (gain) / loss from associates	(13,426)	42,862
Increase in provisions	119,983	154,006
Interest expense accrual	1,341,436	1,280,679
Interest loss on other financial assets other than cash and cash equivalents	(44,603)	(36,414)
Income tax	2,219,419	4,109,862
Acquisition of notes result	(333,400)	-
Foreign exchange loss	4,795,502	1,051,385
Allowance for doubtful accounts	192,185	-
Gain on the net monetary position	(2,558,904)	(2,916,413)
Changes in assets and liabilities:		
Trade receivables	662,138	(2,307,577)
Other receivables	(649,472)	(948,586)
Inventories	(263,624)	(289,236)
Trade payables	(617,796)	(250,255)
Contract assets	103,840	(66,391)
Payroll and social security taxes	(72,446)	26,854
Tax payables	(49,219)	(236,272)
Deferred tax	11,969	-
Other payables	27,767	128,034
Provisions	(413)	-
Interest paid	(1,147,161)	(1,127,804)
Derivative financial instruments payment	552,362	-
Income tax paid	(447,872)	(3,762,858)
Contract liabilities	253,813	642,502
Cash flows provided by operating activities	11,649,961	7,191,689
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(4,108,345)	(9,432,908)
Financial assets not considered cash equivalents	(3,222,773)	(9,855,536)
Cash flows used in investing activities	(7,331,118)	(19,288,444)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Payment of loans	(1,130,481)	(21,312)
Cost of acquisition of treasury shares	(1,757,794)	(959,132)
Dividends paid	(14)	(10,801,269)
Cost of acquisition of Notes	(834,739)	-
Cash flows used in financing activities	(3,723,028)	(11,781,713)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	595,815	(23,878,468)
Cash and cash equivalents at the beginning of the year	11,098,746	29,101,798
Foreign exchange gain on Cash and cash equivalents	109,697	3,417,863
Loss on the monetary position on Cash and cash equivalents	(750,365)	(4,583,663)
Cash and cash equivalents at the end of the period	11,053,893	4,057,530

The accompanying notes are an integral part of these consolidated financial statements.

For further information, see Note 7.

Horacio Turri

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under joint control and in equal parts of: (i) Pampa Energía S.A. (“Pampa Energía”) and PHA S.A.U. (considered as a wholly owned subsidiary of Pampa Energía and is in a merger process) (“PHA”) which together hold 50% of the share capital of CIESA, and Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA in the following shares: GIP 27.10% and PCT 22.90%.

For further information on the current direct and indirect shareholding structure of CIESA, see Note 25 - Subsequent events.

Impact of COVID-19 (“COVID”) on TGS operations

The Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of political and economic events both domestically and internationally.

As of 2020, the spread of COVID has impacted a large number of countries with a significant level of severity. In March 2020, the World Health Organization (WHO) declared Covid-19 a global pandemic. During this period, countries, organizations, and TGS have taken considerable steps to mitigate the risk to communities, employees, and business operations.

During this period, the countries implemented a series of drastic measures including, among others, closing borders and mandatory isolation of the population, paralyzing non-essential economic activity and causing a marked global economic recession. This resulted in similar

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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measures being adopted by organizations and TGS to mitigate risk to communities, employees and business operations.

While a gradual process of deconfinement has begun on the European continent since May 2020, as in several countries in Asia and Oceania, the main focus of the pandemic is now in the American continent, where the level of contagion continues to grow steadily.

In particular, the Argentine Government implemented a series of measures aimed at reducing the circulation of the population, providing for preventive and compulsory social isolation since March 20, 2020, allowing circulation only of those people linked to the provision / production of essential services and products. This isolation will be extendable for the time considered necessary in light of the epidemiological situation. Currently, by means of Presidential Decree No. 641/2020 it is extended until August 16, 2020. Likewise, it is estimated that once it concludes, social distancing measures will be adopted.

The Company's Management has taken measures with the objective of ensuring the health of its personnel, maintaining the continuity of its operations, and preserving its financial situation.

Although the activities carried out by the Company are considered essential, the situations described above have had an impact on the different business segments in which it operates.

In the Natural Gas Transportation segment, the Argentine Government through Presidential Decree No. 311/2020 (the "Decree 311") provided for the suspension of public service outages for lack of payment for a period of 180 days, subsequently extended for a similar period, and the implementation of various measures aimed at sustaining the income of those sectors of the economy that suffer the greatest impact. Both the above mentioned and the isolation measures have involved delays in the receipt of collections related to this business segment which, although it has improved recently, cannot ensure that this situation is maintained over time.

In the Liquids Production and Commercialization segment, during the first half of 2020, and particularly during the second quarter of the year, the international reference prices of the liquids produced and commercialized by the Company were impacted after, added to the negative impact of the development of the COVID on the world-wide supply and demand of products, the member countries of the Organization of the Petroleum Exporting Countries ("OPEC") and the non-OPEC producers ("OPEC+") have not reached an agreement on oil production levels, all of which has generated a scenario of high volatility.  Also, in the domestic market, the price of natural gas at wellheads during the second quarter was approximately 40% lower than the same period in 2019. As for natural gas production, in the second quarter of 2020, production recorded a 10% year-on-year fall, due to the effects limitations of preventive and mandatory social isolation on activity, combined with a higher autumn temperature.

As for the Other Services segment, in the second quarter of 2020 the production and price of natural gas at wellheads in the Neuquina basin maintained the trend described at the national level. This decrease, added to the macroeconomic situation in Argentina, continue to generate uncertainty regarding the development of natural gas in the Vaca Muerta area.

At the date of issuance of these Condensed Interim Consolidated Financial Statements, it is not possible to foresee the impact or the duration of said situation of volatility and uncertainty, nor the effect that the measures adopted and those that may be adopted in the future may have, but they could negatively affect the results, financial situation and cash flows. However, given the Company's financial situation, the above-mentioned events are not currently expected to affect the continuity of the business, and it is therefore estimated that the Company will be able to continue to meet its financial commitments in the near future.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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In this regard, the Company evaluated that as of June 30, 2020, there were no indicators of impairment in addition to those identified at March 31, 2020 in accordance with IAS 36, and therefore the impairment tests as of March 31, 2020 have been performed on the assets included within Property, Plant and Equipment (“PPE”). The disclosures relating to the test performed and its result are included in Note 6 to these Consolidated Condensed Interim Financial Statements.

The Company's Management permanently monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its financial situation and the results of its operations. The Company's financial statements must be read considering all these circumstances.

2.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the six-month periods ended June 30, 2020 and 2019 in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

In these condensed interim consolidated financial statements, TGS and its consolidated subsidiaries (Telcosur and CTG Energía S.A.U. (“CTG”)), are jointly referred to as “TGS” or “the Company”.

These interim condensed consolidated financial statements, which were approved and authorized for issuance by the Board of Directors on August 7, 2020, do not include all the information and disclosures required for annual financial statements, and should be read in conjunction with TGS’ annual financial statements as of December 31, 2019, issued on March 6, 2020.

Derived from the measures taken to ensure the health of its personnel by COVID, the Company has been prevented from transcribing in the rubricated accounting books: (i) the transactions corresponding to the months of January to June 2020 in its Journal Entries book, and (ii) the present condensed interim financial statements, and those for the three-month period ended on March 31, 2020, in its Inventory and Financial statements book.

3.BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 (modified by Technical Resolution No. 29) of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The Company has prepared these condensed interim consolidated financial statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS, particularly IAS 34.

Detailed data reflecting subsidiary control as of June 30, 2020 is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

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(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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		% of shareholding
Company	Incorporation country	and votes	Closing date	Main activity

Telcosur	Argentina	99.98	December 31	Telecommunication Services
CTG Energía S.A.U.	Argentina	100.00	December 31	Electrical power related services

For consolidation purposes for the six-month periods ended June 30, 2020 and 2019, Telcosur's financial statements have been used at those dates. The Company controlled CTG Energía S.A.U. does not record operations or significant assets and liabilities as of June 30, 2020 and 2019.

The interim condensed consolidated financial statements for the six-month periods ended June 30, 2020 and 2019 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the six-month periods ended June 30, 2020 and 2019, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiaries.

Restatement to current currency

The interim condensed consolidated financial statements as of June 30, 2020, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies” ("IAS 29") and in General Resolution No. 777/2018 of the CNV, using the Central Bank's Market Expectations Survey for the last month of the period, since, at the date of closing the Company's accounting processes, the FACPCE index was not yet available. As a result, the financial statements are expressed in the unit of measurement current at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these interim condensed consolidated financial statements was estimated at 13.66% and 22.26% for the six-month periods ended June 30, 2020 and 2019, respectively. The variation in the Consumer Price Index as subsequently published by the INDEC for the six-month period ended June 30, 2020 was 13.59%, not having a material impact on the Company's financial situation and results with respect to the index used.

Comparability of information

The balances as of December 31, 2019 and June 30, 2019 shown for comparative purposes were restated in accordance with IAS 29, as mentioned above. Certain figures have been reclassified for the purposes of their comparative presentation with those of the current period.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2019, except for what it is mentioned below.

New accounting standards, modifications and interpretations issued by the IASB that have been adopted by the Company

The Company has applied the following regulations and / or modifications for the first time as of January 1, 2020:

Definition of materiality (amendments to IAS 1 and IAS 8)

In October 2018, the IASB included certain modifications to IAS 1 "Presentation of financial statements" and IAS 8 "Accounting policies, changes in accounting estimates and errors" with the aim of clarifying the concept of materiality and aligning this definition to the modifications introduced in the Conceptual Framework.

Additionally, said modifications incorporate new concepts that help both the preparers of financial statements and their users to prepare and interpret the financial information included in them.

It applies prospectively to the years beginning on or after January 1, 2020. The modifications to the materiality concept have not had a significant impact on these Company's condensed interim consolidated financial statements.

New accounting standards, modifications and interpretations issued by the IASB that are not in force

Next, the new IFRS standards or modifications to the IFRS issued that have not yet entered into force, if any, that may affect the Company are analyzed.

Classification of liabilities as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for the classification of liabilities as current and non-current, which modifies IAS 1 Presentation

As a result of the COVID-19 pandemic, the IASB tentatively decided to publish a draft for discussion proposing to postpone the date of application of the amendment (initially for periods beginning on or after January 1, 2021) for periods beginning on or after of January 1, 2023.

5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

In this sense, the Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of public and economic events in the national and international scope mentioned in Note 1.

As mentioned in Note 1, the main variables of the worldwide and Argentinean economies have also negatively affected the cost of loans, hedging activities, liquidity and access to

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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capital in general. In the local market, particularly, the shares of the main listed companies, sovereign bonds and the Argentine peso experienced a sharp drop in their market value.

In addition, as from April 2020, by issuing Communication "A" 7001, subsequently amended by Communication "A" 7030, 7042, 7052 and 7068, the Central Bank established measures that intensify restrictions on the access to the official foreign exchange market. Additionally, on May 25, 2020, and June 19, 2020, the CNV issued General Resolutions No. 841 and 843, establishing restrictions for the purchase and sale of negotiable securities in U.S. dollars, or their transfer to depositary companies abroad.

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company's financial statements should be read under the light of these circumstances.

6.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

As mentioned in Note 1, as a consequence of the development of COVID, the main macroeconomic and business variables of Argentina suffered a significant deterioration, which meant that the Argentine government must take a series of measures aimed at containing the negative impact. Therefore, given that it is an indicator of impairment of the amounts of Property, Plant and Equipment (“PPE”), as of March 31, 2020, the cash flows used to determine the recoverable value were re-estimated for each of the Cash Generating Units (“CGU”) defined by the Company.

The value in use of PPE is sensitive to the significant variation in the assumptions applied, including the determination of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment, and the expectation of business development in the Vaca Muerta area in the Other services segment.

In the Natural Gas Transportation segment, the Company considered a less favorable scenario taking into account the current regulatory framework and the measures taken by the Argentine Government after December 31, 2019. This implies that the current tariff would not be adjusted accordingly with future inflation during 2020.

In the Liquid Production and Commercialization segment, TGS has considered the current drop in future international liquids prices based on publicly available information.

The estimated recoverable values of PPE items are sensitive to significant variation in the assumptions made. In any case, it is not possible to ensure with certainty that the actual cash flows will be in line with the assumptions applied. Therefore, significant differences may arise in the future in relation to the estimated values in use.

The Company also updated its assessment of impairment indicators in accordance with IAS 36 as of June 30, 2020. The conclusion of that assessment was that no new factors were

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

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identified that would adversely affect the assumptions underlying the recoverable value of the assets included in PPE, with respect to the last assessment made, as of March 31, 2020.

According to the analysis mentioned above, the Company did not identify the need to book any impairment of the PPE amounts as of June 30, 2020.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the six-month periods ended June 30, 2020 and 2019 are presented below:

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the SE.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Detailed information on each business segment for the six-month periods ended June 30, 2020 and 2019 is disclosed below:

The breakdown of revenues by market and opportunity for the six-month periods ended June 30, 2020 and 2019 is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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9.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)Other receivables

The movement of the allowance for doubtful accounts is as follows:

b)Trade receivables

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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The movement of the allowance for doubtful accounts is as follows:

c)Cash and cash equivalents

d)Contract Liabilities

e)Other payables

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

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f)Taxes payables

g)Trade payables

h)Revenues

i)Cost of sales

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the six-month periods ended June 30, 2020 and 2019

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Other financial assets at amortized cost

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

n)Payroll and social security taxes payable

10.INVESTMENTS IN ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

11.JOINT ARRANGEMENTS

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT as of June 30, 2020 and December 31, 2019, and its results for the six-month periods as of June 30, 2020 and 2019 is the following:

12.SHARE OF GAIN / (LOSS) FROM ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of June 30, 2020 and December 31, 2019 comprise the following:

Loans are totally denominated in US dollars.

During the six-month period ended June 30, 2020, through various transactions, the Company acquired 2018 Notes for a nominal value of US$ 17,584,000, for which an average price of US$ 71.53 was paid for each US$ 100 of nominal value. The result generated, which amounted to Ps. 333,400, was recorded in the item Financial Results of the Statement of Comprehensive Income (see note 9.k.).

The activity of the loans as of June 30, 2020 and 2019 is the following:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.INCOME TAX AND DEFERRED TAX

The following table includes the income tax expense charged to the statement of comprehensive income in the six-month periods ended June 30, 2020 and 2019:

The composition of the net deferred tax liabilities as of June 30, 2020 and December 31, 2019, is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.PROVISIONS

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2019.

The categories of financial assets and liabilities as of June 30, 2020 and December 31, 2019 are as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.2Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). The mutual funds mainly made their placements in letters issued by the Central Bank of the Argentine Republic.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of June 30, 2020:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of June 30, 2020, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at June 30, 2020, based on their quoted market price:

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of June 30, 2020 and December 31, 2019 are detailed below:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements. The developments for the six-month period ending 30 June 2020 are described below:

Regulatory framework for the Natural Gas Transportation segment

On June 9, 2020, through Resolution No. 80/2020, ENARGAS created the Coordination and Centralization Commission - Law No. 27,541 and Presidential Decree No. 278/20, which will have the purpose of coordinating the process of integral tariff review provided for in Article 5 of Law No. 27. 541 - Law of Social Solidarity and Production Reactivation within the Framework of the Public Emergency ("Solidarity Law") which, additionally, provided that natural gas transportation and distribution tariffs would remain unadjusted for a maximum period of 180 days as of December 23, 2019 and empowered the Executive Branch to renegotiate them, either within the framework of the RTI in force or by means of an extraordinary review as provided for in the Natural Gas Law.

On June 19, 2020, the Executive Branch issued Presidential Decree No. 543/2020 extending the validity of the aforementioned Article 5 for an additional period of 180 calendar days, until December 16, 2020.

Regulatory framework of the Production and Commercialization of Liquids segment

Domestic market

In accordance with Presidential Decree No. 311 dated March 25, 2020, the maximum reference prices for the commercialization of liquefied petroleum gas (LPG), which the Company commercializes in the domestic market, remain unchanged for a period of 180 calendar days from its issuance.

Foreign market

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the mentioned price is below US$ 45 the rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% rate will be paid, which will be variable if the price is between US$ 45 and US$ 60. Since this decree came into effect on May 19, 2020, the applicable export tax rate has been 0%.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

20. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of June 30, 2020, TGS’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	355,372,124	33,930,565	389,302,689
Total	760,564,718	33,930,565	794,495,283

TGS's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of TGS treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

As of June 30, 2020, the Company holds 33,630,565 treasury shares, representing 4.27% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 2,588,532 and the Additional paid-up capital amounted to Ps. 899,929, which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the Central Bank of the Argentine Republic (“BCRA”).

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

21. LEGAL CLAIMS AND OTHER MATTERS

The main changes occurring between January 1, 2020 and the date of issuance of these condensed interim consolidated financial statements are as follows. For further information regarding the claims and legal matters of the Company, see Note 20 “Legal Claims and Other Matters” to the consolidated financial statements as of December 31, 2019, issued on March 6, 2020.

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by TGS, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

Considering the isolation measures adopted by the Argentine Government by the development of COVID, the judicial terms were suspended from March 20, 2020 until July 21, 2020. Whereas the six-month period should not be counted during the suspended period, the remaining period of 2 months and 9 days will be reached on September 29, 2020. Before the expiration of this period, the Company will request a further extension of this precautionary measure.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2020 and 2019 were Ps. 68,047 and Ps. 112,853, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2020 and December 31, 2019 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The detail of significant transactions with related parties for the six-month periods ended June 30, 2020 and 2019 is as follows:

Six-month period ended June 30, 2020:

Additionally, during the six-month period ended June 30, 2020, the Company received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 365,316, which are activated within the balance of PPE.

Six-month period ended June 30, 2019:

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of June 30, 2020, the Work is being executed.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by August 7, 2020, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

25.SUBSEQUENT EVENTS

There were no existing significant subsequent events between the closing date of six-month period ended June 30, 2020 and the date of the approval (issuance) of these condensed interim consolidated financial statements, except as mentioned below:

Changes in CIESA's shareholding structure

On July 13, 2020, the Company was informed of the acquisition of the entire share capital of WST S.A. ("WST") in PEPCA by PCT. Until the date of such transaction, WST held 45.8% of PEPCA's capital stock and had an indirect 4.58% interest in CIESA.

This transaction did not change the shareholding structure or the direct and indirect control in CIESA or TGS.

Approval of resignations of members of the Board of Directors and the Statutory Committee. Call to a General Shareholders’ Meeting

The Board of Directors of the Company, at its meeting on July 13, 2020, approved the resignations of the regular directors Gustavo Mariani and Mariano Batistella and the alternate directors Nicolás Mindlin and Pablo Fabián Waisberg. Mr. Horacio Jorge Tomás Turri assumed the position of Director and Chairman, replacing Mr. Gustavo Mariani. Likewise, the Statutory Committee, in its meeting held on the same date, approved the resignations of Mr. Gustavo Herman Isaack and Mr. Francisco José Cárrega, Regular and Alternate Syndics, respectively. It should be noted that the aforementioned resignations -with the exception of Pablo Fabián Waisberg which is effective as of July 13, 2020- will become effective upon the appointment of their respective replacements.

Finally, the Board of Directors called for a General Shareholders' Meeting to be held on August 21, 2020 in order to fill the vacant positions on the Board of Directors and the Statutory Committee as mentioned above.

Horacio Turri

Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I. Report on the Financial Statements

Introduction

1. We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A., which comprises: (a) the consolidated statement of financial position at June 30, 2020, (b) the consolidated statements of comprehensive income,  changes in equity and cash flows for the three and six-month period then ended, and (c) a summary of significant accounting policies and other explanatory notes.

2. The balances and other information corresponding to the fiscal year 2019 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

3. The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Board of Directors is also responsible for performing the internal control procedures that they may deem necessary to enable the preparation of the condensed interim consolidated financial statements that are free from material misstatements, either due to errors or irregularities.

Scope of review

4. Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review, which was conducted in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. Such standard requires auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers	Pistrelli, Henry Martin y Asociados S.R.L. Miembro de Ernst & Young Global Limited
Bouchard 557, piso 8º C1106ABG - Ciudad de Buenos Aires Tel: (54-11) 4850-0000 Fax (54-11) 4850-1800 www.pwc.com/ar	25 de Mayo 487 – C1002ABI Buenos Aires - Argentina Tel.: (54-11) 4318-1600 Fax: (54-11) 4510-2220 www.ey.com

English translation of the original report issued in Spanish for publication in Argentina on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

5. Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. are not prepared, in all material respects, in accordance with IAS 34.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a)The condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. comply, in what is within our competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV, except for their absence of transcription to the “Inventory and Financial Statements” book as mentioned in note 2 to the accompanying condensed consolidated financial statements.

b) As mentioned in note 2 to the accompanying consolidated financial statements, the condensed interim separate financial statements of Transportadora de Gas del Sur S.A. do not arise from accounting records kept, in their formal aspects, in accordance with current legal regulations.

c)The information included in points 4, 5, 6 and 8 in the “Analysis of financial conditions and results of operations for the periods ended June 30,2020, 2019 and 2018”, which is presented together with the condensed interim financial statements to comply with CNV regulations, arise from the accompanying condensed interim consolidated financial statements at June 30, 2020 and from the condensed interim consolidated financial statements  at June 30, 2019, restated to the currency of purchasing power as of June 30, 2020, which are not included in the accompanying  condensed interim consolidated financial statements and on which we have issued an limited review report  dated August 7, 2019, to which we refer, which should be read together with this report.

d)At June 30, 2020 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to $71,248,080, none of which was claimable at that date.

City of Buenos Aires, August 7, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Dr. Fernando A. Rodriguez	Ezequiel A. Calciati

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 24, 2020.